UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )

Scientific Industries, Inc
(Name of Issuer)
Common Stock, $0.05 par value
(Title of Class of Securities)

808757108
(CUSIP Number)

Veradace Capital Management LLC
2626 Cole Avenue, Suite 300
Dallas, Texas 75204
(913)908-4943
(Name, Address and Telephone Number of Person Authorized to Receive Notices andCommunications)
December 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808757108









  1

   NAME OF REPORTING PERSONS

  Veradace Capital Management LLC

  2

   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a)  .        (b)  .


  3

   SEC USE ONLY


  4

   SOURCE OF FUNDS

  AF

  5

   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

  .

  6

   CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware










NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


   7

   SOLE VOTING POWER

  0


   8

   SHARED VOTING POWER

  1,452,717


   9

   SOLE DISPOSITIVE POWER

  0


 10

   SHARED DISPOSITIVE POWER

  1,452,717










11

   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,452,717

12

   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  .

13

   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.56%

14

   TYPE OF REPORTING PERSON

  PN, IA






CUSIP No. 808757108









  1

   NAME OF REPORTING PERSONS

  Veradace Partners L.P.

  2

   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a)  .        (b)  .


  3

   SEC USE ONLY


  4

   SOURCE OF FUNDS

  WC

  5

   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

  .

  6

   CITIZENSHIP OR PLACE OF ORGANIZATION

  Delaware










NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


   7

   SOLE VOTING POWER

  0


   8

   SHARED VOTING POWER

  1,452,717


   9

   SOLE DISPOSITIVE POWER

  0


 10

   SHARED DISPOSITIVE POWER

  1,452,717










11

   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,452,717

12

   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  .

13

   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.56%

14

   TYPE OF REPORTING PERSON

  PN





CUSIP No. 808757108









  1

   NAME OF REPORTING PERSONS

  John Conlin

  2

   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a)  .        (b)  .


  3

   SEC USE ONLY


  4

   SOURCE OF FUNDS

  AF

  5

   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

  .

  6

   CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America










NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


   7

   SOLE VOTING POWER

  0


   8

   SHARED VOTING POWER

  1,452,717


   9

   SOLE DISPOSITIVE POWER

  0


 10

   SHARED DISPOSITIVE POWER

  1,452,717










11

   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,452,717

12

   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  .

13

   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.56%

14

   TYPE OF REPORTING PERSON

  IN, HC





CUSIP No. 808757108









  1

   NAME OF REPORTING PERSONS

  Alexander Vezendan

  2

   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a)  .        (b)  .


  3

   SEC USE ONLY


  4

   SOURCE OF FUNDS

  AF

  5

   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

  .

  6

   CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America










NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


   7

   SOLE VOTING POWER

  0


   8

   SHARED VOTING POWER

  1,452,717


   9

   SOLE DISPOSITIVE POWER

  0


 10

   SHARED DISPOSITIVE POWER

  1,452,717










11

   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,452,717

12

   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  .

13

   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13.56%

14

   TYPE OF REPORTING PERSON

  IN, HC



The following constitutes the Schedule 13D (the  Schedule 13D  or the
 Statement ) filed by the undersigned.

Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, $0.05 par value (the "Shares"), of Scientific Industries, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the Issuer's principal executive offices is 80 Orville Drive, Suite 102 Bohemia, New York 11716.

Item 2. Identity and Background.
a) This Schedule 13D is being jointly filed by and on behalf of each of Veradace Capital Management LLC ("Veradace"), Veradace Partners L.P.
(the "Fund"), Alexander Vezendan, and John Conlin. The Fund is the record and direct beneficial owner of the securities covered by this statement.
As the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and Conlin are the Principals of, and may be deemed to beneficially own securities owned by, Veradace. The foregoing persons are hereinafter sometimes referred to as the Reporting Persons.



Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

b) The address of the principal business and the principal office of the Reporting Persons is 2626 Cole Avenue, Suite 300, Dallas, Texas, 75204.



c) Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments.

d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Veradace and the Fund are each organized under the laws of the State of Delaware.


Item 3. Source and Amount of Funds or Other Consideration.
Prior to December 19, 2023, the Fund held (i) 636,928 Shares and (ii) 315,789 warrants to purchase Shares ("Warrants") that will be, subject to certain conditions described below, convertible into 315,789 Shares (as of December 19, 2023). The 636,928 Shares (including/excluding the Shares acquired upon exercise of the Warrants) were acquired at an aggregate cost of $2,999,995.50 in a private issuance between the Issuer and the Fund. Additionally, the Fund acquired 5,350 Shares on the open market at an average price of $8.62.

On December 19, 2023, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Fund providing for the issuance and sale, for an aggregate purchase price of $500,000, of 250,000 Shares and Warrants to purchase 250,000 Shares at an exercise price of $2.50 per Share. Concurrently, the Issuer entered into a Registration Rights Agreement with the Fund providing, among other things, resale registration rights with respect to the Shares and the Shares issuable with the Fund providing, among other things, resale registration rights with respect to the Shares and the Shares issuable upon exercise of the Warrants.

In connection with the transactions contemplated by the Purchase Agreement, the Company amended the existing Warrants to purchase 315,789 Shares having an exercise price greater than $2.50 to (i) reduce the exercise price to $2.50,
(ii) provide for mandatory exercise at the option of the Company, if the VWAP of the Company's Shares exceeds $5.00 for 30 consecutive trading days and
(iii) extend their exercise period to the fifth anniversary of the closing of the transactions contemplated by the Purchase Agreement.

The Issuer also entered into a Registration Rights Agreement on December 13, 2023 (the "Registration Rights Agreement") with the funds, pursuant to which the funds will have the Shares and Warrant Shares included in a registration statement to be prepared and filed with the Securities and Exchange Commission so as to permit the registered resale of the Shares and the Warrant Shares. Under the Registration Rights Agreement, the Company shall use its best efforts to have such registration statement declared effective for a period of one (1) year following the initial date of effectiveness. In addition, the holders of at least twenty per cent (20%) of the shares eligible for registration under the Registration Rights Agreement shall have the right, exercisable at any time prior to December 13, 2028, to request that the Company file with the Securities and Exchange Commission a registration statement for all or part of such shares beneficially owned by the holders of such shares.

Item 4. Purpose of the Transaction.
Veradace originally acquired beneficial ownership of the Shares of the Issuer for investment purposes.

Veradace intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. In connection with such evaluation, Veradace may meet with members of the Board and/or senior management of the Issuer, or communicate publicly or privately with other stockholders, knowledgeable industry or market observers, or other third parties with respect to its investment. As part of such evaluation and any such discussions, Veradace may make recommendations, suggestions, or proposals to the Issuer that may relate to or result in one or more of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, but not limited to, changes in the strategic direction and future plans of the Issuer as a means of enhancing shareholder value.

Depending on various factors, including the Issuer's financial position, prospects and strategic direction, the outcome of the matters referenced above, other developments concerning the Issuer, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, making or causing further acquisitions of securities of the Issuer, including Shares, from time to time, and disposing of, or cause to be disposed, any or all of the securities of the Issuer, including Shares, beneficially held by Veradace at any time.

Item 5. Interest in Securities of the Issuer.

a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 1,452,717 Shares, representing 13.56% of the outstanding Shares (including Shares that will be issuable upon the exercise of the Warrants). The percentages used herein are based upon (i) the 7,003,599 Shares reported as outstanding as of November 13, 2023 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023, (ii) the 2,638,076 Shares issued on December 13, 2023 as reported by the Issuer in its 8-K filed with the Securities and Exchange Commission on December 15, 2023 (iii) the 432,935 Shares issued on December 19, 2023 and the 70,601 Shares issued on December 20, 2013 as reported by the Issuer in its 8-K filed with the Securities and Exchange Commission on December 22, 2023 and (iv) the 565,789 Shares issuable upon the exercise of the Warrants.



b) The Reporting Persons have shared voting and dispositive power over 1,452,717 Shares.



c) Except as set forth in Item 3, the Reporting Persons have not affected any transaction in the Shares during the past sixty days.



d) No person other than the Reporting Persons which hold the Shares is known to have the right to receive, or the power to direct thereceipt of dividends from, or proceeds from the sale of, the Shares.



e) Not applicable.



 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The summaries contained herein of the Purchase Agreement and Registration Rights Agreement, as applicable, are not intended to be complete and are qualified in their entirety by reference to the full text of these documents, as applicable, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
Exhibit 1 Securities Purchase Agreement (Incorporated by reference to Exhibit
10.1 to the Form 8-K filed by the Issuer on December 22, 2023)

Exhibit 2 Registration Rights Agreement (Incorporated by reference to Exhibit
4.2 to the Form 8-K filed by the Issuer on December 22, 2023)

Exhibit 3 Joint Filing Agreement, dated December 28, 2023, by and between Veradace Capital Management LLC, Veradace Partners L.P., Alexander Vezendan, and John Conlin.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 28, 2023
  VERADACE CAPITAL MANAGEMENT LLC
 By: /s/ Alexander Vezendan


  Name:  Alexander Vezendan
        Title:   Principal

  VERADACE PARTNERS L.P.
 By: Veradace Capital Management LLC,
   its general partner
 By: /s/ Alexander Vezendan


  Name:  Alexander Vezendan
        Title:   Principal

 ALEXANDER VEZENDAN
 /s/ Alexander Vezendan

  JOHN CONLIN
  /s/ John Conlin



EXHIBIT 3
JOINT FILING AGREEMENT
THIS JOINT FILING AGREEMENT is entered into as of December 28, 2023, by and among the parties hereto. The undersigned hereby agree that the Statement on
Schedule 13D with respect to the Common Stock, $0.05 par value, of Scientific Industries, Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: December 28, 2023
  VERADACE CAPITAL MANAGEMENT LLC
 By: /s/ Alexander Vezendan


  Name:  Alexander Vezendan
        Title:   Principal

   VERADACE PARTNERS L.P.
 By: Veradace Capital Management LLC,
   its general partner
 By: /s/ Alexander Vezendan


  Name:  Alexander Vezendan
        Title:   Principal

   ALEXANDER VEZENDAN
 /s/ Alexander Vezendan

  JOHN CONLIN
  /s/ John Conlin